Deep Medicine Acquisition Corp.

595 Madison Avenue, 12th Floor

New York, NY 10017

VIA EDGAR

December 8, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Jenny O’Shanick and Geoffrey Kruczek

Re: Deep Medicine Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed on November 17, 2023

File No. 333-273548

Ladies and Gentlemen:

Deep Medicine Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 1, 2023, regarding Amendment No. 4 to Registration Statement on Form S-4 submitted to the Commission on November 17, 2023. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Concurrently with this response, the Company has submitted a Registration Statement on Form S-4 pursuant to the Staff’s comments (the “Registration Statement”).

Amendment No. 4 to Registration Statement on Form S-4

Questions and Answers

What Equity Stake Will Current Deep Medicine Stockholders and TruGolf Stockholders hold in

New TruGolf..., page 31

1.	Please revise the table on page 31 to reflect the amendment to the Business Combination Marketing Agreement.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 31 of the Registration Statement, accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TruGolf

Comparisons of the Nine Months ended September 30, 2023 and 2022, page 210

2.	We note your disclosure that software subscriptions were lower in the nine months ended September 30, 2023 as compared to the prior year period “due to customers waiting to purchase the new Apex software.” We further note your revised disclosure on page 131 that it appears that the expected beta phase launch of your planned E6 APEX product has been delayed to the first two quarters of calendar year 2024, as compared to the fourth quarter of the calendar year 2023. Please revise to identify any trend information that is reasonably likely to have a material effect on your results of operations or financial condition. If previously disclosed plans or expectation have changed, discuss the change and the reasons underlying it.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 210 of the Registration Statement, accordingly.

Sincerely,

/s/ Humphrey P. Polanen
Humphrey P. Polanen, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP